April 10, 2006
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Arbinet-thexchange, Inc. Schedule 14A filed March 21, 2006 by Alex Mashinsky and Robert A. Marmon File No. 000-51063
Dear Ms. Ransom:
     On behalf of Alex Mashinsky and Robert A. Marmon, we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated March 30, 2006 (the “Comment Letter”). For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Messrs. Mashinsky and Marmon. In addition, we have also made certain updating and conforming changes.
     In order to aid the Staff in its review of the modifications made in response to its Comment Letter, we intend to furnish the Staff with a courtesy comparison copy of the revised proxy statement filed by Messrs. Mashinsky and Marmon marked to show revisions made since the proxy statement was originally filed.

Securities and Exchange Commission
April 10, 2006

Schedule 14A
1.	Advise us, with a view toward disclosure, why all of the nominees have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A or revise to include them. This comment also applies to the other participants in the solicitation, such as Ms. Thai Lee. Please revise or advise.
Response: We note the Staff’s comment. Only Messrs. Mashinsky and Marmon are soliciting proxies from stockholders of Arbinet-thexchange, Inc. (the “Company”). In addition, as a result of the Company’s recent action decreasing the size of its Board of Directors from eight to seven directors, and decreasing the number of Class II directors up for election at this year’s annual meeting from three to two, Mr. Lavin is no longer a nominee, currently leaving Messrs. Mashinsky and Marmon as the only nominees. In our view, Ms. Lee and Governing Dynamics Investment, LLC (see our response to Comment 14) are only deemed “participants” pursuant to Instruction 3(a)(iv) or (v) of Item 4 of Schedule 14A. These two “participants” will not solicit proxies and accordingly it is not appropriate for them to file a Schedule 14A.
2.	Please ensure that the proxy statement and accompanying proxy card are clearly identified as preliminary versions. See Rule 14a-6(e)(l).
Response: We have amended disclosure on the proxy card to clearly identify it as a preliminary version. We will continue to clearly identify the revised proxy statement as a preliminary version on the first page of the proxy statement.
3.	Provide a discussion of your anticipated recourse if the solicitation is unsuccessful.
Response: We have added disclosure on page 4 at the end of the section entitled “Our Recommendations if the Mashinsky Nominees are Elected” indicating that Messrs. Mashinsky and Marmon currently do not have any specific plans or recourse if their solicitation is unsuccessful other than to reevaluate their options with respect to their investment in the Company.
4.	In an appropriate place in this proxy statement, please specifically indicate whether each of your nominees has consented to serve as director, if elected, and to be named in the proxy statement. See Rule 14a-4(d).
Response: We have amended disclosure on page 5 to indicate that each of Alex Mashinsky and Robert A. Marmon (collectively, the “Nominees”) has consented to be named in the proxy statement. As noted in our response to Comment 1 above, Mr. Lavin is no longer a nominee, as is reflected in our amended disclosure throughout the revised preliminary proxy statement.

Securities and Exchange Commission
April 10, 2006

Introduction, page 1
5.	We note your indication that “significant immediate changes are required.” In an appropriate place in this discussion, elaborate upon what plans your nominees intend to take if elected. In doing so, please also indicate that there is no assurance that, if elected, they will be able to “take full advantage of the Company’s potential.” If you have no specific plans in mind, aside from your indicated desire to replace the current officers and directors, please indicate this.
Response: We have added a reference on page 1 to the more detailed discussion of Messrs. Mashinsky’s and Marmon’s planned recommendations to the Board of Directors of the Company on page 3. We have amended the disclosure on page 1 to indicate that there can be no assurance that, if elected, the Nominees will be able to “take full advantage of the Company’s potential.” We have also amended the disclosure on page 1 to indicate that the Nominees have no other plans they intend to take if elected.
6.	Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:
•	“We. . . are seeking to elect nominees whose interests are more aligned with Stockholders . . . ,” in the second paragraph of the Introduction, please explain how you know that the current director’s interests are less aligned with stockholders than your nominee’s interests would be;

•	“. . . in order to mitigate and reverse the losses [Stockholders] have suffered under the current management,” in the second paragraph of the Introduction, please specify and, if possible, quantify the losses to which you make reference;

•	“The Company has stated publicly that it intends to leverage the Company’s web based trading platform . . .” and “We do not believe this has happened” in the second bullet point under “Why you should replace the Company’s Slate . . .”

Securities and Exchange Commission
April 10, 2006

Response: We acknowledge the Staff’s comment and confirm that we have made appropriate modifications throughout the revised preliminary proxy statement to ensure that each statement or assertion of opinion or belief contained therein is characterized as such, and to ensure that a reasonable basis for each such opinion or belief exists. With respect to the particular examples noted by the Staff, we have the following responses:
•	“We. . . are seeking to elect nominees whose interests are more aligned with Stockholders . . . ,” in the second paragraph of the Introduction, please explain how you know that the current director’s interests are less aligned with stockholders than your nominee’s interests would be;

Response: We have added disclosure on page 1 indicating that Messrs. Mashinsky’s and Marmon’s belief is based on relative stock ownership, as indicated in the Company’s preliminary proxy statement in connection with its 2006 annual meeting (the “Arbinet Proxy Statement”).

•	“. . . in order to mitigate and reverse the losses [Stockholders] have suffered under the current management,” in the second paragraph of the Introduction, please specify and, if possible, quantify the losses to which you make reference;

Response: We have clarified the reference to “losses” to make it more clear that Messrs. Mashinsky and Marmon intend to refer to stock price losses, which are already quantified on page 1 in the first bullet under “Why You Should Replace the Company’s Slate of Directors”.

•	“The Company has stated publicly that it intends to leverage the Company’s web based trading platform . . .” and “We do not believe this has happened” in the second bullet point under “Why you should replace the Company’s Slate . . .”

Response: We have added a specific reference on page 2 to the Company’s failure to achieve its own original earnings guidance following the Company’s initial public offering in 2004. We supplementally inform the Staff that on February 17, 2005 (shortly after the Company’s initial public offering), the Company estimated net income for the full year 2005 of $19 to $23 million. The Company gave the same guidance in May 2005, but suddenly revised the estimate one month later in June 2005 to reduce the Company’s 2005 estimated net income by up to 87% to $3 to $6 million. The Company eventually reported net income of $10.8 million for 2005. We have attached the Company’s February 17, 2005 and June 21, 2005 press releases, which included the estimates and the sudden changed estimate. In addition, the Company has used the same boiler plate “leverage” language from its IPO registration statement on page 7 of its Form 10-K for fiscal year 2005, adding only that it “may also develop

Securities and Exchange Commission
April 10, 2006

new products and services that support the exchange of other forms of digital communications and goods.” The registration statement included the following language: “Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital goods. We believe that we can leverage our web-based trading platform, intellectual property portfolio and operations support systems to allow for the trading, routing and settlement of other digital goods and offer additional services. In July 2004, we launched an automated full service web-based trading platform for Internet capacity. Internet capacity can be bought or sold on our exchange in a manner similar to our voice offerings. Members are able to enter orders with quality and price specifications. We deliver the capacity over our proprietary platform and handle all billing and settlement functions.” The Company’s Form 10-K for fiscal year 2004 and Form 10-K for fiscal year 2005 each included the identical following language: “Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital goods. We believe that we can leverage our web-based trading systems, intellectual property portfolio and operations support systems to allow trading, routing and settlement of other digital goods and offer additional services. In July 2004, we launched an automated full service web-based trading platform for Internet capacity. Internet capacity can be bought or sold on our exchange in a manner similar to our voice offerings. Members are able to enter orders with quality and price specifications. We deliver the capacity over our proprietary platform and handle all billing and settlement functions.” We note that the Company has never reported actually fulfilling this promise.
Why you should vote for the Mashinsky nominees, page 2
7.	So as to put your current solicitation in context, explain why you left the Company in December 1999, considering you founded the Company and served as Chairman of the Board and CEO up until your departure.
Response: We note the Staff’s comment. We have added disclosure on page 2 indicating that Mr. Mashinsky served as Vice Chairman of the Company until he left in June 2004 and explained the reason for his departure.
8.	You indicate that the Mashinsky Nominees collectively own 1,485,081 shares of the Company’s common stock, as of March 21, 2006. Considering the Schedule 13D filed by Mr. Mashinsky, et al. on March 27, 2006 indicates an aggregate beneficial ownership of Mr. Mashinsky alone that is in excess of this amount, please revise to update this information or explain why these amounts differ.

Securities and Exchange Commission
April 10, 2006

Response: We note the Staff’s comment that the Schedule 13D filed by Mr. Mashinsky, et al. on March 27, 2006 indicates an aggregate beneficial ownership of Mr. Mashinsky alone that is in excess of the amount collectively owned by the Mashinsky Nominees as indicated in the proxy statement. The discrepancy is due to the purchase of additional shares of the Company’s common stock between March 21, 2006 and March 27, 2006 by Mr. Mashinsky through his investment vehicle Governing Dynamics Investments, LLC (“Governing Dynamics”), of which Mr. Mashinsky is the sole member and manager. We have amended the disclosure in the revised proxy statement to reflect all transactions in the Company’s common stock by Mr. Mashinsky and other participants, since March 21, 2006.
Our recommendations if the Mashinsky nominees are elected, page 3
9.	You suggest that Mr. Mashinsky be granted, in lieu of cash compensation, “significant ‘out of the money’ stock options.” Revise to explain what you mean by “significant.” Also, explain how the options would be tied to the performance of the Company’s stock price.
Response: We have amended the disclosure on page 3 to explain what Messrs. Mashinsky and Marmon mean by “‘significant’ out of the money stock options” and how the options would be tied to the performance of the Company’s stock price.
10.	You recommend that the incumbent directors resign after appropriate successor directors have been identified. Who would select the successor directors? Do you have any successor directors in mind? If so, please revise your disclosure to address who your nominees would be.
Response: We have amended the disclosure on page 3 to indicate that the successor directors will be identified and selected by the directors then remaining on the Board of Directors of the Company, and that currently no successor nominees have been identified.

Securities and Exchange Commission
April 10, 2006

11.	Please disclose any potential effects of your proposals on existing security holders of the company. For instance, you indicate by footnote that the CEO and CFO would be entitled to severance obligations if you and your nominees replace the existing officers. What are the terms of any existing agreements with change in control provisions that may be triggered by the election of your nominees as directors and/or appointment of your nominees as officers? Provide quantified information where possible.
Response: We have amended the disclosure on page 4 to indicate the terms, as described in the Arbinet Proxy Statement, of existing severance agreements that may be triggered by the election of the Nominees as directors and/or appointment of the Nominees as officers. Messrs. Mashinsky and Marmon are not aware of any other potential effects of their proposals on existing security holders of the Company. Quantified information is not available to Messrs. Mashinsky and Marmon and has not been disclosed by the Company.
Nominees for director, page 4
12.	Elaborate upon the “potential” claims that Mr. Mashinsky believes he has against the Company and that the Company believes it has against Mr. Mashinsky.
Response: We have expanded the disclosure on page 6 to elaborate on Mr. Mashinsky’s and the Company’s potential claims against each other. The description of Mr. Mashinsky’s potential claims has also been made by the Company on page 29 of its Form 10-K filed on March 14, 2006.
Voting, page 9
13.	We note your brief indication regarding the means by which a proxy card may be revoked. It would appear, however, that you have only mentioned one of the means by which the proxy card may be revoked. Please revise this discussion to also address whether the proxy card may be revoked by executing a later-dated proxy card or by voting in person at the meeting.
Response: We have expanded the disclosure on page 10 to include that proxy cards may be revoked by delivering a duly executed proxy bearing a later date or attending the annual meeting and voting in person.
Information concerning persons who may solicit proxies, page 10
14.	Tell us what consideration you have given to providing information about Governing Dynamics Investments, LLC as a participant in this solicitation.

Securities and Exchange Commission
April 10, 2006

Response: We have revised the disclosure in the proxy statement to provide information about Governing Dynamics as a participant in Messrs. Mashinsky’s and Marmon’s solicitation.
Cost and method of solicitation, page 11
15.	We note that you intend to seek reimbursement from the Company for your expenses. Please revise to state whether the question of such reimbursement will be submitted to a vote of security holders. See Item 4(b)(5) of Schedule 14A.
Response: We have revised the disclosure on page 12 to indicate that the question of Messrs. Mashinsky’s and Marmon’s reimbursement from the Company for proxy solicitation expenses will not be submitted to a vote of security holders.
16.	We note that you may employ various methods to solicit proxies including mail, telephone, telecopy, email or the Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rules 14a-6(b) and (c). Please confirm your understanding.
Response: We acknowledge the Staff’s comment and confirm Messrs. Mashinsky’s and Marmon’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, will be filed under the cover of Schedule 14A in accordance with Rules14a-6(b) and (c).
17.	Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.
Response: We acknowledge the Staff’s comment. Messrs. Mashinsky and Marmon are not offering security holders the ability to vote via the Internet. Messrs. Mashinsky and Marmon indicated in the proxy statement that proxies may be solicited via the Internet because they may use email or other Internet means to communicate to security holders. Since the proxy rules’ definition of “solicitation” is broad enough to capture such communication to security holders, Messrs. Mashinsky and Marmon may be deemed to be soliciting proxies via the Internet. Messrs. Mashinsky and Marmon have no specific plans at this time to use chat rooms or web site postings.
Additional Information, page 11

Securities and Exchange Commission
April 10, 2006

18.	We note your indication that “[c]ertain information...is contained in the Company’s proxy statement and is incorporated by reference.” Further, we understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the company to provide this required information before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Arbinet distributes the information to security holders would be inappropriate.
Response: We acknowledge the Staff’s comment. Messrs. Mashinsky and Marmon currently do not anticipate mailing their definitive proxy statement to security holders before the Company has filed its definitive proxy statement.
19.	Refer to the last paragraph of this section. We note that you assume no responsibility for whether the information provided by the Company in its proxy statement is accurate or complete. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.
Response: We have amended the disclosure on page 12 to include appropriate language about the limits on the reliability of the information provided in the Arbinet Proxy Statement.

Securities and Exchange Commission
April 10, 2006

Closing Comments
     We have been authorized as attorneys for Messrs. Mashinsky and Marmon to inform you that Messrs. Mashinsky and Marmon acknowledge that:
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
*          *          *
     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.

Very truly yours,

/s/ Roland Hlawaty

Roland Hlawaty

cc:	Alex Mashinsky
Robert A. Marmon